UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit No.	Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Six Month Period Ended June 30, 2019

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations

Throughout this report, all references to “Euronav,” the "Company,” “we,” “our,” and “us” refer to Euronav NV and its subsidiaries. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “US$” and “$” in this annual report are to the lawful currency of the United States of America and references to “Euro,” “EUR,” and “€” are to the lawful currency of Belgium.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions, terms, or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•	our future operating or financial results;

•	the strength of world economies and currencies;

•	fluctuations in interest rates and foreign exchange rates;

•	general market conditions, including the market for crude oil and for our vessels, fluctuations in charter rates and vessel values;

•	availability of financing and refinancing;

•	our business strategy and other plans and objectives for growth and future operations;

•	our ability to successfully employ our existing and newbuilding vessels;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	our ability to realize the expected benefits from acquisitions;

•	the anticipated benefits of the Merger (as defined herein) are not realized within the expected timeframe or at all;

•	the successful integration of the assets and activities acquired through the Merger (as defined herein);

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	vessel breakdowns and instances of off-hire;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•	reputational risks;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulations and related costs;

•
any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and is expected to apply to us as of January 1, 2020;

•	any non-compliance with the International Convention for the Control and Management of Ships' Ballast Water and Sediments or BWM which is expected to apply to us as of September 2019;

•
any non-compliance with the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of an European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations; and

•	the volatility of the price of our ordinary shares; and

•	other factors that may affect future results of Euronav.

These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are made only as of the date of this annual report. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: October 2, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer